SilverCrest Closes $17,250,345 Bought Deal Financing, Over-Allotment Option Exercised in Full

Vancouver, British Columbia--(Newsfile Corp. - May 17, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce the completion of its prospectus offering announced on April 26, 2018 whereby the Company issued a total of 8,214,450 common shares at a price of $2.10 per common share for gross proceeds of $17,250,345, including exercise of the over allotment option in full (the "Offering"). The Offering was led by PI Financial Corp. and Cormark Securities Inc., and included Beacon Securities Limited, Eight Capital, National Bank Financial Inc., BMO Capital Markets, Desjardins Securities Inc. and Canaccord Genuity Corp. as underwriters. The Company paid the underwriters a cash commission of up to 6% of the gross proceeds of the Offering.

The Company plans to use the net proceeds of the Offering for updating the resource estimate and preparation of a preliminary economic assessment at the Las Chispas property; expansion and infill drilling along multiple veins at the Las Chispas property and Area 51 exploration decline at the Las Chispas property; assays, underground channel sampling, mapping, sampling and metallurgical test work on historical in situ and muck material at the Las Chispas property; baseline work, additional surface rights acquisitions, water exploration and permitting at the Las Chispas property; option payments for the Company's Las Chispas property; and general working capital and administrative purposes.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. Such forward looking statements concern the net proceeds from the Offering and the intended use of proceeds. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; fluctuations in currency markets and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the availability of funds; the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; fluctuations in exchange rates (particularly the Mexican peso, Canadian dollar and U.S. dollar) and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng.
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)accepts responsibility for the adequacy or accuracy of this release.

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